SECURITIES EXCHANGE ACT OF 1934
Release No. 34-95931

September 27, 2022

ORDER CANCELLING REGISTRATIONS OF CERTAIN MUNICIPAL ADVISORS
PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

The municipal advisors whose names appear in the attached Appendix, hereinafter referred to as the "registrants," are registered as municipal advisors pursuant to Sections 15B(a)(1)(B) and 15B(a)(2) of the Securities Exchange Act of 1934 (the "Act").

On August 18, 2022, a Notice of Intention to Cancel Registration of Certain Municipal Advisors, including the registrants, was published in the Federal Register (Securities Exchange Act Release No. 34-95496). The notice gave interested persons an opportunity to request a hearing and stated that an order or orders cancelling the registrations would be issued unless a hearing was ordered. No request for a hearing has been filed by any of the registrants, and the Securities and Exchange Commission (the "Commission") has not ordered a hearing.

Pursuant to Section 15B(c)(3) of the Act, the Commission has found that each of the registrants is no longer in existence or has ceased to do business as a municipal advisor.

Accordingly,

IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of each registrant be, and hereby is, cancelled.

For the Commission, by the Office of Municipal Securities, pursuant to delegated authority.[1]

J. Matthew DeLesDernier,
Deputy Secretary.

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[1] 17 CFR 200.30-3a(a)(1)(ii).

APPENDIX:

| Registrant Name | SEC ID Number |
| --- | --- |
| Elzey Consulting Group, LLC | 867-02230 |
| Hampel Charles Edward | 867-01267 |
| Harris Housing Advisors LLC | 867-00840 |
| IFS Advisory, LLC | 867-02354 |
| Pinnacle Financial Group LLC | 867-01379 |
| POWELL CAPITAL MARKETS, INC. | 867-01363 |
| Public Advisory Consultants, Inc | 867-00109 |
| Rydle Project Funding | 867-01908 |